Exhibit 99.3

NuCana Reports Second Quarter 2019 Financial Results and Provides Business Update

Numerous Clinical Data Announcements and Study Initiations Expected in 2019

Current Cash Balance Expected to Fund the Company Into 2021

Edinburgh, United Kingdom, August 21, 2019 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the second quarter ended June 30, 2019 and provided an update on its extensive clinical program with its transformative ProTide™ therapeutics.

As of June 30, 2019, NuCana had cash and cash equivalents of £65.2 million compared to £69.9 million as of March 31, 2019 and £77.0 million as of December 31, 2018. NuCana® continues to advance its various clinical programs and reported a net loss of £4.5 million for the quarter ended June 30, 2019, as compared to £1.3 million for the quarter ended June 30, 2018. Basic and diluted loss per share was £0.14 for the quarter ended June 30, 2019, as compared to £0.04 per share for the quarter ended June 30, 2018.

“We are making excellent progress advancing our pipeline of novel ProTides,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “We recently received orphan drug designation from the U.S. Food and Drug Administration for Acelarin® in biliary tract cancer. There is a high unmet need for patients suffering from this type of cancer. In the Phase Ib study of Acelarin combined with cisplatin, we observed an approximate doubling of the response rate expected with the standard of care, gemcitabine plus cisplatin, with several patients achieving significant reductions in their tumor volume as well as further tumor shrinkage over time. We believe Acelarin represents a potential significant treatment advance in biliary tract cancer and we remain on track to open our global Phase III study of Acelarin in combination with cisplatin as a front-line treatment for patients with advanced biliary tract cancer in 2019.”

As NuCana recently reported, enrollment in the independent investigator-sponsored Phase III metastatic pancreatic study ACELARATE has been suspended following a prespecified futility analysis. A futility analysis was included in the design to assess the likelihood of the study achieving its primary objective of Acelarin monotherapy demonstrating at least a 42% reduction in risk of death compared to gemcitabine. This analysis indicated that this efficacy objective was unlikely to be met in this difficult to treat patient population. Upon review of the interim data by the Independent Safety and Data Monitoring Committee, the sponsor decided to suspend recruitment, allow the data to mature and conduct additional sub-group analyses. Patients who are deriving benefit can continue treatment with Acelarin. Mr. Griffith said: “When we agreed to provide Acelarin for this investigator-sponsored study, we were well aware of the challenges of treating patients with metastatic pancreatic cancer. We are encouraged by the positive survival trends in the various sub-group analyses observed so far and are committed to working with the investigators to determine the optimal path forward for this study.”

Mr. Griffith continued: “We are also excited about the progress of our two other ProTides in the clinic. For NUC-3373, our ProTide transformation of the active anti-cancer metabolite of 5-fluorouracil (5-FU), one of the most widely prescribed anti-cancer agents, we look forward to announcing additional data in 2019 from both the Phase Ib study in combination with other agents typically combined with 5-FU in patients with colorectal cancer and the Phase I monotherapy study. We also recently announced the dosing of the first patients in the Phase I study of NUC-7738, our ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine or cordycepin.”

Mr. Griffith concluded: “We look forward to announcing more data over the course of 2019. We have continued to validate our ProTide technology’s ability to transform some of the most widely prescribed as well as novel agents into what we believe will be more efficacious and safer treatments. With multiple milestones expected across our pipeline, we anticipate a busy and productive second half of 2019 for NuCana.”

NuCana believes its current cash and cash equivalents will be sufficient to fund its planned operations into 2021. In addition to continuing or completing the ongoing clinical studies, NuCana believes its current cash and cash equivalents will enable the following:

•	Opening a Phase III study (NuTide:121) of Acelarin in combination with cisplatin in patients with advanced or metastatic biliary tract cancer;

•	Initiating a Phase II/III study of Acelarin in combination with a platinum agent for patients with ovarian cancer; and

•	Initiating a Phase II/III clinical study of NUC-3373 in combination with other agents for patients with colorectal cancer.

Anticipated Milestones

•	Acelarin is NuCana’s ProTide transformation of gemcitabine. In 2019, NuCana expects to:

•	Open a Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	Contingent on regulatory guidance and other factors, evaluate the initiation of a Phase II/III study of Acelarin in combination with a platinum agent for patients with ovarian cancer.

•	Report interim data from the ongoing Phase II study (PRO-105) of single-agent Acelarin for patients with platinum-resistant ovarian cancer.

•	NUC-3373 is NuCana’s second ProTide in clinical development, a transformation of the active anti-cancer metabolite of 5-FU. In 2019, NuCana expects to:

•

Report interim data from the ongoing Phase Ib study (NuTide:302) of NUC-3373 in combination with other agents with which 5-FU is typically combined, including leucovorin, oxaliplatin and irinotecan in patients with advanced colorectal cancer.

•	Report additional data from the ongoing Phase I study (NuTide:301) of single-agent NUC-3373 in patients with advanced solid tumors.

•	Contingent on regulatory guidance and other factors, initiate a Phase II/III study of NUC-3373 in combination with other agents for patients with advanced colorectal cancer.

NUC-7738 is NuCana’s ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine or cordycepin. In 2019, NuCana expects to:

•	Report interim data from the Phase I study (NuTide:701) in patients with advanced solid tumors.

About NuCana plc

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with ovarian cancer and a Phase III study for patients with pancreatic cancer for which enrollment has been suspended. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with advanced colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine or cordycepin) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the amount and sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2021; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the potential for any future follow-up analyses by the study sponsor of the ACELARATE study; the potential for any further development of Acelarin in pancreatic cancer; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission (“SEC”) on March 7, 2019, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(in thousands, except per share data)
	(unaudited)
	£	£	£	£
Research and development expenses	(5,356)	(5,158)	(9,706)	(8,863)
Administrative expenses	(1,462)	(1,402)	(2,808)	(2,642)
Net foreign exchange gains (losses)	943	3,607	(37)	1,059

Operating loss	(5,875)	(2,953)	(12,551)	(10,446)
Finance income	297	252	616	442

Loss before tax	(5,578)	(2,701)	(11,935)	(10,004)
Income tax credit	1,108	1,383	2,108	2,292

Loss for the period	(4,470)	(1,318)	(9,827)	(7,712)

Basic and diluted loss per share	(0.14)	(0.04)	(0.30)	(0.24)

Unaudited Condensed Consolidated Statements of Financial Position

	June 30, 2019	December 31, 2018
	(in thousands)
	(unaudited)
	£	£
Assets
Non-current assets
Intangible assets	3,686	3,122
Property, plant and equipment	869	427
Deferred tax asset	34	47

	4,589	3,596

Current assets
Prepayments, accrued income and other receivables	3,854	2,354
Current income tax receivable	6,373	4,263
Cash and cash equivalents	65,174	76,972

	75,401	83,589

Total assets	79,990	87,185

Equity and liabilities
Capital and reserves
Share capital and share premium	80,801	80,715
Other reserves	60,689	59,692
Accumulated deficit	(68,470)	(58,813)

Total equity attributable to equity holders of the Company	73,020	81,594

Non-current liabilities
Provisions	26	26
Lease liability	294	—

	320	26

Current liabilities
Trade payables	2,291	2,455
Payroll taxes and social security	165	127
Lease liability	186	—
Accrued expenditure	4,008	2,983

	6,650	5,565

Total liabilities	6,970	5,591

Total equity and liabilities	79,990	87,185

Unaudited Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2019	2018
	(in thousands)
	(unaudited)
	£	£
Cash flows from operating activities
Loss for the period	(9,827)	(7,712)
Adjustments for:
Income tax credit	(2,108)	(2,292)
Amortization and depreciation	336	164
Finance income	(616)	(442)
Share-based payments	1,166	997
Net foreign exchange losses (gains)	22	(1,112)

	(11,027)	(10,397)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(1,518)	1,358
(Decrease) increase in trade payables	(164)	1,003
Increase in payroll taxes, social security and accrued expenditure	1,063	231

Movements in working capital	(619)	2,592

Cash used in operations	(11,646)	(7,805)

Net income tax credit received	11	1,906

Net cash used in operating activities	(11,635)	(5,899)

Cash flows from investing activities
Interest received	622	429
Payments for property, plant and equipment	(21)	(200)
Payments for intangible assets	(734)	(648)

Net cash used in investing activities	(133)	(419)

Cash flows from financing activities
Payments for lease liabilities	(95)	—
Proceeds from issue of share capital	86	—

Net cash used in financing activities	(9)	—

Net decrease in cash and cash equivalents	(11,777)	(6,318)

Cash and cash equivalents at beginning of period	76,972	86,703

Effect of exchange rate changes on cash and cash equivalents	(21)	1,084

Cash and cash equivalents at end of period	65,174	81,469

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com